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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

MAGNA INTERNATIONAL INC.
(Name of Issuer)
CLASS A SUBORDINATE VOTING SHARES
(Title of Class of Securities)
559222 401
(CUSIP Number)
Dan Fuoco
Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
(905) 726-7123

Brian Colburn
Executive Vice President, Special Projects
and Secretary
Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
(905) 726-2462

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Kenneth G. Alberstadt
Akerman Senterfitt LLP
335 Madison Avenue, Suite 2600
New York, NY 10017
(212) 880-3817

November 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	559222 401

1	NAMES OF REPORTING PERSONS: FRANK STRONACH

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Austria

	7	SOLE VOTING POWER:

NUMBER OF		7,563,568

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,563,568

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,563,568

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

INTRODUCTION
This Amendment No. 3 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach on September 5, 2003, as previously amended, with respect to the Class A Subordinate Voting Shares (the “Class A Shares”) of Magna International Inc. (the “Company”). This Amendment No. 3 is being filed to report (i) the acquisition by the Magna Deferred Profit Sharing Plan (Canada) (“Canadian DPSP”) of Class A Shares as a consequence of the merger of the deferred profit sharing plans of Tesma International Inc., Decoma International Inc. and Intier Automotive Inc. (the “Merged Plans”) with the Canadian DPSP and (ii) the reinstatement of certain previously reported arrangements, described in Item 6 below, relating to the succession of control over the capital stock of the Company held by 445327 Ontario Limited (“445327”).
ITEM 1. SECURITY AND ISSUER
This statement relates to the Class A Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.
ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
The merger of the Merged Plans is being undertaken as a consequence of the previously announced and consummated plans of arrangement pursuant to which the Company acquired all of the Class A Subordinate Voting Shares of each of Tesma International Inc., Decoma International Inc. and Intier Automotive Inc. that the Company did not already own. No separate consideration was provided to or received from any party as part of the merger of the Merged Plans with the Canadian DPSP.
ITEM 4. PURPOSE OF THE TRANSACTION
The purpose of the merger of the Merged Plans is to consolidate the management and administration of these deferred profit sharing plans under the direction of The Sun Life Assurance Company, the trustee of the Canadian DPSP, to provide operating efficiencies through economies of scale. The completion of the merger of the Merged Plans remains subject to the approval of the Canada Revenue Agency.
The purpose of the arrangements described in Item 6 below is to provide for the orderly succession of control over the capital stock of the Company held by 445327 upon the death or disability of, or the occurrence of certain other events with respect to, the reporting person (any such event a “Transition Event”).
The reporting person (in his capacity as Chairman of the Board of the Company or otherwise) may, from time to time, communicate with the Company’s management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Class A Shares. The reporting person may from time to time acquire or dispose of beneficial ownership of additional Class A Shares (including by acquiring or disposing of beneficial ownership of additional Class B Shares) in the open market, in privately negotiated transactions or otherwise.
Except as indicated in this Schedule 13D, the reporting person currently has no plans or proposals, in his capacity as a shareholder, that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, such plans and proposals may have been considered, and may from time to time hereafter be considered, by the reporting person in his capacity as a director and/or officer of the Company.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)	The reporting person beneficially owns 100,000 Class A Shares that are subject to a fully vested and immediately exercisable option (the “Option”) that was issued to the reporting person by the Company on November 5, 1999 in partial consideration for his services as Chairman of the Company. The Option is held directly by the reporting person.

Frank Stronach acts as one of three trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are Elfriede Stronach and Andrew Stronach, who are immediate family members of Franch Stronach. Frank Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Frank Stronach. The Stronach Trust owns more than 99.9% of the outstanding voting securities of 445327. 445327 holds 726,829 Class B Shares of the Company (“Class B Shares”), which are convertible into an equivalent number of Class A Shares at any time at the option of 445327. Such Class B Shares representing approximately 55.4% of the total votes carried by the Class A Shares and the Class B Shares. 865714 Ontario Inc. (“865714”), an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management, beneficially owns 91,740 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it, with respect to which Class B Shares the Company exercises dispositive power pursuant to a unanimous shareholder agreement.

The reporting person acts as one of the three trustees of the Magna Group of Companies Retirement Savings Plans (the “US RSP”), which holds 1,987,389 Class A Shares.

The Sun Life Assurance Company of Canada is the trustee of the Canadian DPSP, which beneficially owns 4,109,135 Class A Shares (including 111,444 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it). The Sun Life Assurance Company of Canada has the power to vote the Class A Shares held by the Canadian DPSP. However, as Chairman of the Company, the reporting person has the right to direct The Sun Life Assurance Company of Canada with respect to the voting and disposition of the Class A Shares held by the Canadian DPSP.

The reporting person is a partner of Stronach & Co. (“S&Co.”), an entity that provides consulting services to certain subsidiaries of the Company. S&Co. holds options to purchase a total of 548,475 Class A Shares.

The filing of this amendment shall not be construed as an admission that the reporting person beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by S&Co., the Stronach Trust, 445327, the Company, 865714 or the Canadian DPSP. Without limitation of the foregoing, the reporting person disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of all such Class A Shares, the reporting person is the beneficial owner of 7,563,568 Class A Shares, representing 6.9% of the Class A Shares (determined in accordance with Rule 13d-3).

(b)	The reporting person may be deemed to have sole voting and dispositive power with respect to all Class A Shares that are the subject of this statement.
(c)	During the sixty days preceding the filing of this statement, the reporting person may be deemed to have disposed of beneficial ownership of 198,693 Class A Shares that were liquidated by the Merged Plans and the US RSP in open market transactions in connection with account withdrawals by Plan participants.
(d)-(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
On March 4, 2005, the Stronach Trust, as sole shareholder of 445327, adopted two representative designations with respect to 445327 under Section 102(2) of the Ontario Business Corporations Act (the “OBCA”). The first designation (the “First Original Designation”) appointed Frank Stronach as 445327’s authorized representative to exclusively represent 445327 at all meetings of the shareholders of the Company and to vote all shares of capital stock of the Company owned by 445327 solely in the manner directed by the Stronach Trust. The second designation (the “Second Original Designation” and, together with the First Original Designation, the “Original Designations”) appointed Belinda Stronach, effective upon the death or disability of the reporting person and upon the occurrence of certain other events, as 445327’s authorized representative with respect to shares of the Company’s capital stock held by 445327.
On or about September 15, 2005, Belinda Stronach resigned as the sole director and officer of 445327 and as a trustee of the Stronach Trust. On or about September 16, 2005, the following actions were taken: (i) Frank Stronach and Elfriede Stronach were elected as the directors of 445327, (ii) Elfriede Stronach was appointed as President and Secretary of 445327, (iii) the Stronach Trust and Belinda Stronach, constituting all of the shareholders of 445327, adopted a representative designation in replacement of the First Original Designation that appointed the reporting person as the voting representative of 445327, (iv) the Second Original Designation was revoked, (v) the existing Unanimous Shareholder Agreement of 4453427 was terminated, except for a provision permitting the Stronach Trust to purchase Belinda Stronach’s shares in 445327, and (vi) Belinda Stronach executed a power of attorney in favor of a third party with respect to such shares. The Stronach Trust, 445327 and Belinda Stronach then entered into an Amended and Restated Unanimous Shareholder Agreement. The purpose of these actions was to divest Belinda Stronach of interests relating to 445327 and its portfolio companies, including MID, to the extent required by the Conflict of Interest and Post-Employment Code for Public Office Holders (2004) of the Government of Canada (the “Code”). Following these actions, the parties to the agreements and instruments described above entered into and placed in escrow a second series of documents (the “Release Documents”) intended to permit the reinstatement of the Original Designations and related arrangements at such time as Belinda Stronach would no longer be subject to the Code.
Effective December 23, 2005, the capital of 445327 was reorganized. In connection with this reorganization, all of voting common shares of 445327 held by the Stronach Trust were converted into a new class of voting securities, and a new shareholder, 445327 Trust, subscribed for and was issued common shares of 445327 representing less than 0.1% of the total voting securities of 445327. Elfriede Stronach is the sole trustee of 445327 Trust. Following this reorganization, the Stronach Trust continued to control all decisions by 445327 regarding the voting and disposition of the Class B Shares held by 445327.

On or about February 2, 2006, Belinda Stronach ceased to be subject to the Code, except for the application of its post-employment provisions. On or about November 29, 2006, the aforementioned escrow was cancelled without the release of the Release Documents and the following actions were taken in lieu of such release: (i) Frank Stronach and Elfriede Stronach resigned as directors of 445327 and were replaced by Belinda Stronach, who was appointed the sole director of 445327, (ii) Elfriede Stronach resigned as President and Secretary of 445327 and was replaced by Belinda Stronach, who was appointed President and Secretary; (iii) Elfriede Stronach was appointed the Treasurer of 445327; and (iv) the Stronach Trust, the 445327 Trust, and Belinda Stronach, constituting all of the shareholders of 445327, reinstated the Original Designations. The Stronach Trust, the 445327 Trust, 445327 and Belinda Stronach then entered into a revised Amended and Restated Unanimous Shareholder Agreement (the “New USA”).
The combined effect of the reinstatement of the Original Designations and the adoption of the New USA is to provide for (i) the voting of the Company capital stock held by 445327 in the manner directed by the Stronach Trust prior to the occurrence of a Transition Event, (ii) the voting of the Company capital stock held by 445327 in Belinda Stronach’s discretion following the occurrence of a Transition Event, (iii) the revocation of either or both Original Designations and the termination of the New USA at the Stronach Trust’s discretion prior to the occurrence of a Transition Event and (iv) the revocation of the Second Original Designation and the termination of the New USA only with Belinda Stronach’s agreement following the occurrence of a Transition Event.
The foregoing arrangements are not expected to result in any change in the manner in which capital stock of the Company held by 445327 is voted prior to the occurrence of a Transition Event. The purpose of the foregoing arrangements is to provide for succession of control over the capital stock of the Company held by 445327 upon the occurrence of a Transition Event, and prior to the occurrence of a Transition Event such arrangements are revocable by the Stronach
Trust.
The description herein of the Original Designations and the New USA and the matters contemplated thereby is qualified in its entirety by reference to the Original Designations and the USA.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Resolutions of the Shareholders of 445327 (First Original Designation)

Exhibit B	Resolutions of the Shareholders of 445327 (Second Original Designation)

Exhibit C	Amended and Restated Unanimous Shareholder Agreement dated as of November 30, 2006 among 445327, the trustees of Stronach Trust, the trustees of 445327 Trust, and Belinda Stronach.

SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of November 30, 2006

/s/ FRANK STRONACH
Frank Stronach